Filed by Identix Incorporated
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Identix Incorporated
Subject Company’s Exchange Act
File No. 01-09641
Media Contacts: Frances Zelazny, +1 201 332-9213 or frances.zelazny@identix.com
Investor Contact: Damon Wright, +1 952-979-8485 or damon.wright@identix.com
NIST AND GSA CERTIFICATION OF IDENTIX BIOMETRIC TECHNOLOGY AND
SOLUTIONS POSITIONS COMPANY TO PURSUE SIGNIFICANT U.S. GOVERNMENT
PERSONAL IDENTITY VERIFICATION (PIV) PROGRAM BUSINESS
Latest NIST Test Certifies Identix Fingerprint Algorithm for MINEX; GSA Approves
Identix Biometric Offerings, Opening Door for Identix to Compete for PIV-Related Purchases
From All U.S. Government Agencies
MINNETONKA, MINNESOTA — July 21, 2006 — Identix Incorporated (Nasdaq: IDNX)
announced today that its AFIS-Grade fingerprint algorithm matching technology offering, BioEngine® 6, has been confirmed by the latest National Institute of Standards & Technology (NIST) testing report as meeting or exceeding all of the qualifications of the Minutiae Interoperability Exchange Test (MINEX). Identix also announced that its TouchPrint™ Enhanced Definition Series of Live Scan offerings (which includes 13 different products) and its facial quality assurance software for enrollment have been approved by the General Services Administration (GSA) for use within any Personal Identity Verification (PIV) program. The two certifications allow Identix to compete for federal agency biometric procurements associated with the implementation of Homeland Security Presidential Directive 12 (HSPD12), which is expected to be rolled out across the federal government by October 27 of this year.
Identix President & CEO Dr. Joseph J. Atick commented, “We believe receiving MINEX certification from NIST for Identix’ fingerprint algorithm and approval from the GSA for our enrollment solutions comprising of live scan, photo capture and standards formatting and transmission software, further validates Identix as the world’s leading provider of multi-biometric technology and identity management solutions. As agencies gear up for PIV-related purchases, they can rest assured of our commitment to providing a solution that not only addresses the requirement, but does so in a way that lowers risk and makes the implementation process easier. We are very excited with this approval from the GSA as it positions Identix to be able to provide biometric-based identity management solutions to the federal Government for this very important program.
HSPD12 and FIPS201 call for all federal government employees and contractors to undergo a fingerprint background check as a precursor to being issued an interoperable PIV smart card that would grant secure access to designated buildings and information technology infrastructure across the federal government. Analysts estimate that at least 7 million Federal employees and Contractors will receive a PIV card.
“Identix already has a very strong presence in the federal space, with customers including multiple agencies under the Department of Homeland Security, the Department of State, and many others,” Atick continued. “These certifications from GSA and NIST, combined with our top tier performance earlier this year in NIST’s AFIS matching testing and our recently introduced live scan product targeted at customers with dual requirements for slap and roll fingerprinting in a very small and lightweight form factor (6 inch by 6 inch and less than five pounds), positions Identix very well to continue to deliver industry leading products and solutions into the federal government, as well as into numerous additional markets. We expect the consummation of our pending merger with Viisage Technology, Inc. (Nasdaq: VISG) to further enhance this positioning, with the combined company able to offer a true end to end customer solution: from enrollment, to credentialing, to verification, as well as ancillary support and services.”
Identix, BioEngine and TouchPrint are trademarks or registered trademarks of Identix Incorporated in the United States and other countries.
About Identix Incorporated
Identix Incorporated (Nasdaq:IDNX) is the world’s leading multi-biometric technology company. Identix provides fingerprint, facial and skin biometric technologies, as well as systems, and critical system components that empower the identification of individuals in large-scale ID and ID management programs. The Company’s offerings include live scan systems and services for biometric data capture, mobile systems for on-the-spot ID, and backend standards-based modules and software components for biometric matching and data mining. Identix products are used to conduct background checks, speed travel and commerce via secure identification documents, prevent identity fraud in large-scale government and civil ID programs, and control access to secure areas and networks. With a global network of partners, such as leading system integrators, defense prime contractors and OEMs, Identix serves a broad range of markets including government, law enforcement, gaming, finance, travel, transportation, corporate enterprise and healthcare.
More information on Identix can be accessed via the Company web site at http://www.identix.com.
Forward-Looking Statements
The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on the Company’s current expectations and beliefs and are subject to a number of risks and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Risks and uncertainties include, without limitation, those related to: the availability of funding from government and other customers; the readiness of customers to accept delivery of products on a timely basis; the ability of the Company to achieve targeted levels of hardware, software and related component mix; the ability of the Company to timely complete a full suite of end to end AFIS capabilities and successfully compete in that marketplace; the ability of the Company to win and successfully implement on a growing number of large scale biometrics programs domestically and internationally; and increasing levels of competition. In addition, such risks and uncertainties include, among others, the following risks: that the merger with Viisage Technology will not close, that the regulatory or shareholders approval will not be obtained, that the closing will be delayed, that customers and partners will not react favorably to the merger, integration risks, the risk that the combined companies may be unable to achieve cost-cutting synergies, and other risks described in Identix’ and Viisage’s Securities and Exchange Commission filings, including the Registration Statement on Form S-4 to be filed with the SEC in connection with the transaction,

Identix’ Annual Report on Form 10-K for the year ended June 30, 2005 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Viisage’s Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Neither Identix nor Viisage undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release. Given the expected timeline of the Company’s pending merger with Viisage, the Company does not currently expect to report, as a standalone company, operating results for its fiscal 2006 fourth quarter. Accordingly, the Company has not provided any forward looking financial expectations.
Additional Information and Where to Find It
Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.
Participants In Solicitation
Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.
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